SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         Schedule 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. __)*

                 Acrodyne Communications, Inc.
   ---------------------------------------------------------
                       (Name of Issuer)

                 Common Stock, $0.01 par value
   ---------------------------------------------------------
                (Title of Class of Securities)

                           00500E104
              -----------------------------------
                        (CUSIP Number)

               Scorpion-Acrodyne Investors, LLC
                  505 Park Avenue, 12th Floor
                      New York, NY 10022
                        (212) 207-9020
                     c/o Kevin R. McCarthy

                        with a copy to:
                         John E. Lowe
                       Altheimer & Gray
                     10 South Wacker Drive
                    Chicago, Illinois 60606
                        (312) 715-4020

       -------------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       November 7, 1997
    ------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
   13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
   Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



   ---------------------------------------------------------
   1.   Name of Reporting Person:

        Scorpion-Acrodyne Investors, LLC
   ---------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group:
                                                (a)  / /

                                                (b)  /X/
   ---------------------------------------------------------
   3.   SEC Use Only

   ---------------------------------------------------------
   4.   Source of Funds:  WC
   ---------------------------------------------------------
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                     / /
   ---------------------------------------------------------
   6.   Citizenship or Place of Organization:  Delaware
                  ------------------------------------------
   Number of      7.   Sole Voting Power:  605,000(1)
   Shares         ------------------------------------------
   Beneficially   8.   Shared Voting Power:  0
   Owned By       ------------------------------------------
   Each           9.   Sole Dispositive Power:  605,000(1)
   Reporting      ------------------------------------------
   Person         10.  Shared Dispositive Power:  0
   With
   ---------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each
        Reporting Person:

        605,000(1)
   ---------------------------------------------------------
   12.  Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares:
                                                     / /
   ---------------------------------------------------------
   13.  Percent of Class Represented by Amount
        in Row (11):  11.0%
   ---------------------------------------------------------
   14.  Type of Reporting Person:  CO
   ---------------------------------------------------------
   (1) Power is exercised through its members. Arabella, S.A. is an 81.82% member of Scorpion-Acrodyne Investors, LLC.



   ---------------------------------------------------------
   1.   Name of Reporting Person:

        Arabella, S.A.
   ---------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group:
                                                (a)  / /

                                                (b)  /X/
   ---------------------------------------------------------
   3.   SEC Use Only

   ---------------------------------------------------------
   4.   Source of Funds:  Not Applicable
   ---------------------------------------------------------
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                     / /
   ---------------------------------------------------------
   6.   Citizenship or Place of Organization:  Luxembourg
                  ------------------------------------------
   Number of      7.   Sole Voting Power:  0
   Shares         ------------------------------------------
   Beneficially   8.   Shared Voting Power:  605,000(1)
   Owned By       ------------------------------------------
   Each           9.   Sole Dispositive Power:  0
   Reporting      ------------------------------------------
   Person         10.  Shared Dispositive Power:  605,000(1)
   With
   ---------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each
        Reporting Person:

        605,000(1)
   ---------------------------------------------------------
   12.  Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares:
                                                     / /
   ---------------------------------------------------------
   13.  Percent of Class Represented by Amount
        in Row (11):  11.0%
   ---------------------------------------------------------
   14.  Type of Reporting Person:  CO
   ---------------------------------------------------------
   (1) Solely in its capacity as an 81.82% member of Scorpion-Acrodyne Investors, LLC.



   Item 1.   Security and Issuer.
             -------------------

        This statement relates to the shares of common stock, $0.01 par value per share (the "Shares") of Acrodyne Communications, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 516 Township Line Road, Blue Bell, PA 19422.

   Item 2.   Identity and Background.
             -----------------------

        (a) This Schedule 13D is filed by Scorpion-Acrodyne Investors, LLC, a Delaware limited liability company ("Scorpion") and Arabella, S.A. ("Arabella", and, together with Scorpion, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

        (b)-(c)

        Scorpion is a Delaware limited liability company, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Scorpion, which also serves as its principal office, is 505 Park
   Avenue, 12th Floor, New York, NY 10022.

        Arabella is a Luxembourg corporation, whose shares are traded on the Luxembourg Stock Exchange. Arabella's principal business is the purchase, sale, exchange, acquisition and holding of investment securities.
   Arabella's principal business address is RC B49756, 35
   Rue Glesener, L-1631 Luxembourg.

        Scorpion is managed by its members. Arabella owns an 81.82% membership interest in Scorpion. No other member of Scorpion owns in excess of a 5% membership interest in Scorpion.

        The executive officers of Arabella are Michel El-
   Khoury, Chairman and Pierre Caland, Managing Director
   (CEO).

        The directors of Arabella are Mr. El-Khoury, Mr.
   Caland, Nuno Brandolini, Jacques Loesch, and Alfred
   Wiederkehr.

        Mr. El-Khoury's principal business address is c/o
   N.E.C.B. Centre Sofil, Achrafieh-Beirut Lebanon.



        Mr. Caland s principal business address is c/o
   N.E.C.B. 25 Avenue Pierre Premier de Serbie, Paris,
   France 75016.

        Mr. Brandolini's principal business address is c/o
   Scorpion Holdings, Inc., 505 Park Avenue, 12th Floor, New
   York, NY 10022.

        Mr. Loesch's principal business address is c/o
   Loesch & Wolter 11, rue Goethe B.P. 1107 L-L1011,
   Luxembourg Grand Duche de Luxembourg.

        Mr. Wiederkehr's principal business address is c/o
   Wiederkehr Forster Bahnhofstrasse 44 P.O. Box 6040 8023
   Zurich, Switzerland.

        (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  Mr. El-Khoury is a citizen of Lebanon. Mr.
   Caland is a citizen of France. Mr. Brandolini is a citizen of Italy. Mr. Loesch is a citizen of Luxembourg.
   Mr. Wiederkehr is a citizen of Switzerland.

   Item 3.   Source and Amount of
             Funds or Other Consideration.
             ----------------------------

        The Purchased Shares (as defined herein) and
   Warrants (as defined herein) were purchased by Scorpion from the Issuer for $1,100,000 in cash. The source of such funds was working capital of Scorpion. No portion of such funds was borrowed.

   Item 4.   Purpose of Transaction.
             ----------------------

        On November 7, 1997, pursuant to a Subscription
   Agreement dated as of November 3, 1997 (the "Subscription
   Agreement"), Scorpion purchased from the Issuer 440,000
   Shares (the "Purchased Shares") and warrants to purchase
   165,000 Shares ("Warrants").  The aggregate consideration



   for the Shares and the Warrants was $1,100,000. Pursuant to a Warrant dated as of November 6, 1997, the Warrants are exercisable for five years from the date of issuance and are exercisable at an exercise price of $3.00 per Share.

        The Subscription Agreement provides that Scorpion, together with certain other purchasers of Shares and warrants to purchase Shares who are party to the Subscription Agreement (collectively with Scorpion, the "Investor Group"), for so long as the Investor Group owns beneficially not less than 10% of the outstanding Shares (on a fully-diluted basis), will be entitled to nominate one director (out of five directorships)for election as a member of the Board of Directors of the Issuer. The Subscription Agreement also provides that the slate of nominees to be directors of the Issuer will include two additional nominees who are not affiliated with management of the Issuer or with the Investor Group, which nominees shall be selected with the consent of the Investor Group, which will not be unreasonably withheld.

        In the Subscription Agreement, Scorpion agreed that, without the prior written consent of the Issuer, it will not during the period ending on November 6, 1998, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant or purchase or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Shares. In addition, in the Subscription Agreement, Scorpion agreed that, for a period of two years and six months from the date of the Subscription Agreement, neither it nor any of its affiliates will, without the prior written consent of the Issuer or its Board of Directors, (i) in any manner acquire, attempt to acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, greater than a 49.9% interest in the voting securities (including direct or indirect rights to acquire any voting securities) of the Issuer or any subsidiary thereof, or of any successor to or person in control of the Issuer; (ii) make or in any way participate in, directly or indirectly, any "solicitation" of "proxies" to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Issuer; (iii) nominate for election or otherwise cause to be elected directors constituting a majority of the entire Board of Directors of the Issuer; (iv) make any public announcement with respect to a proposal for, or offer of, any extraordinary transaction involving the Issuer or its securities or



   assets; (v) form, join or in any way participate in a "group" in connection with any of the foregoing; or (vi) take any action which might require the Issuer to make a public announcement regarding the possibility of a business combination or merger or other transaction.

        The Subscription Agreement further contains provisions requiring the Issuer to register the Purchased
   Shares and the Shares into which the Warrants are exercisable for resale, subject to the limitations contained therein.

        The foregoing descriptions of the Subscription
   Agreement, and the Warrant are qualified in their entirety by reference to the texts of such documents, which are filed as Exhibits B and C and incorporated herein by reference.

        The Reporting Persons acquired the Purchased Shares and Warrants reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions based on publicly available information with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects. In addition, the Investor Group's designee on the Board of Directors of the Issuer will take such actions as are consistent with such person's role as a director of the Issuer.

        Depending on market conditions and other factors that each may deem material to its investment decision, and subject to the limitations set forth in the Subscription Agreement, the Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Persons now own or hereafter may acquire.

        Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

   Item 5.   Interest in Securities of the Issuer.
             ------------------------------------

        (a) The aggregate number of Shares that Scorpion owns beneficially, pursuant to Rule 13d-3 of the Act, is 605,000 (including 165,000 Shares subject to purchase upon exercise of the Warrants), which constitutes approximately 11.0% of the outstanding Shares (including such 165,000 Shares), based on 5,310,270 Shares



   outstanding, as reported by the Issuer in its Quarterly
   Report on Form 10-Q for the quarter ended September 30, 1997.

        Because of its position as the holder of an 81.82% membership interest in Scorpion, Arabella may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares owned directly by Scorpion.

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

        (b) Acting through its members, Scorpion has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 605,000 Shares (including 165,000 Shares subject to purchase upon exercise of the Warrants).

        In its capacity as the holder of an 81.82% membership interest in Scorpion, Arabella may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares owned directly by Scorpion.

        (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Shares during the past sixty (60) days.

        (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

        (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

   Item 6.   Contracts, Arrangements, Under-
             standings or Relationships with
             Respect to Securities of the Issuer.
             -----------------------------------

        Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.



   Item 7.   Materials to be Filed as Exhibits.
             ---------------------------------

        Exhibit A      Agreement pursuant to Rule
                       13d-1(f)(1)(iii)

        Exhibit B      Subscription Agreement

        Exhibit C      Warrant




        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:    March 4, 1998


   SCORPION-ACRODYNE INVESTORS, LLC


   By: /s/ Kevin R. McCarthy
      ----------------------
        Kevin R. McCarthy
        one of its members


   ARABELLA, S.A.

   By: /s/ Pierre Caland
      ----------------------
        Pierre Caland
   Its: Administrateur-Delegue